SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 1, 2013

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-180880) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: February 1, 2013

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No.333-180880) of Telefonaktiebolaget LM Ericsson (publ.) and to be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Ericsson fourth quarter and full year 2012 report, ADJUSTED for registration statement on Form F-3 (No. 333-180880)

January 31, 2013

Fourth quarter highlights

•	Sales increased 5% YoY and 23% QoQ. Segment Networks sales increased 6% YoY driven mainly by North America. QoQ Networks sales grew 31%, primarily due to normal higher year-end business activity

•

Net income SEK -6.3 (1.5) b. negatively impacted by a non-cash charge related to ST-Ericsson of SEK -8.0 b. as previously communicated and a reduction of deferred tax assets of SEK -0.5 b. related to lowered corporate tax rate in Sweden

•	EPS diluted SEK -1.99 (0.36).

•	Cash flow from operations increased to SEK 15.7 b. driven by reduced working capital.

Full year highlights

•	Sales were flat YoY with growth in Global Services and Support Solutions, while Networks sales declined partly due to the 40% decline of CDMA equipment sales

•	Net income SEK 5.9 (12.6) b. impacted positively by the Sony Ericsson gain of SEK 7.7 b. and negatively by the ST-Ericsson charge of SEK -8.0 b.

•	EPS diluted SEK 1.78 (3.77).

•	Cash flow from operations SEK 22.0 b.

•	Dividend for 2012, proposed by board of Directors of SEK 2.75 (2.50) per share.

SEK b.	Q4 2012	Q4 2011	YoY Change	Q3 2012	QoQ Change	Full year 2012	Full year 2011	Full year Change
Net sales	66.9	63.7	5%	54.6	23%	227.8	226.9	0%
Of which Networks	35.3	33.3	6%	26.9	31%	117.3	132.4	–11%
Of which Global Services	28.0	27.0	4%	24.3	15%	97.0	83.9	16%
Of which Support Solutions	3.6	3.4	6%	3.3	9%	13.5	10.6	26%
Gross margin	31.1%	30.2%	—	30.4%	—	31.6%	35.1%	—

Operating income excl JVs	4.8	4.1	17%	3.7	30%	22.2	21.7	2%
Operating margin excl JVs	7.1%	6.4%	—	6.7%	—	9.7%	9.6%	—
Of which Networks	8%	8%	—	5%	—	6%	13%	—
Of which Global Services	6%	6%	—	8%	—	6%	7%	—
Of which Support Solutions	8%	0%	—	14%	—	9%	–5%	—

Operating income incl JVs	–3.8	2.2	—	3.1	—	10.5	17.9
Of which ST-Ericsson	–8.5	–0.8	—	–0.6	—	–11.7	–2.7	—
Income after financial items	–3.9	1.8	—	3.2	—	10.2	18.1
Net income	–6.3	1.5	—	2.2	—	5.9	12.6

EPS diluted, SEK	–1.99	0.36	—	0.67	—	1.78	3.77	–53%
Cash flow from operations	15.7	5.5	187%	7.0	125%	22.0	10.0	121%

1

COMMENTS FROM HANS VESTBERG, PRESIDENT AND CEO

“Our segments showed mixed developments during the year with strong growth in Global Services and Support Solutions, while Networks had a more challenging year. Support Solutions went from losses in 2011 into profitability and together with Global Services represented close to 50% of Group sales in 2012, compared to 42% in 2011,” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC).

“During the year profitability was negatively impacted by operating losses in ST-Ericsson, the ongoing network modernization projects in Europe as well as the underlying business mix, with a higher share of coverage projects than capacity projects. With present visibility of customer demand, and with the current global economic development, underlying business mix is expected to gradually shift towards more capacity projects during the second half of 2013.

We ended the year with strong cash flow. The Board of Directors proposes a dividend for 2012 of SEK 2.75 (2.50) per share, an increase by 10%.

Throughout 2012 North America was our strongest market, driven by continued mobile broadband investments and demand for services. However, regions such as South East Asia and Oceania and Sub-Saharan Africa gradually improved during the year.

In the fourth quarter Networks sales recovered, despite continued expected decline in CDMA. Profitability in Networks improved sequentially due to higher sales and a higher share of software sales. Sales and profitability for Global Services and Support Solutions remained stable.

The quarter was negatively impacted by a non-cash charge related to ST-Ericsson. Following the announcement of STMicroelectronics’ intention to exit as a shareholder, Ericsson will explore various strategic options for ST-Ericsson assets. We believe that the modem technology, which we originally contributed to the JV, has a strategic value to the wireless industry.

The work to leverage our strength in the growth areas mobile broadband, managed services and operations and business support systems (OSS/BSS) has continued during the year, with both selective acquisitions and divestments. In addition, we completed the divestment of Sony Ericsson and introduced a new strategy for Support Solutions. Improving profitability, reducing costs and working capital remain high on the agenda also for 2013. While the macroeconomic and political uncertainty continues in certain regions the long-term fundamentals in the industry remain attractive and we are well positioned to continue to support our customers in a transforming ICT market,” concludes Vestberg.

Ericsson Fourth Quarter Report 2012	2

Financial Highlights - fourth quarter

Sales in the quarter increased 5% YoY and 23% QoQ. The acquired Telcordia operation added sales of SEK 1.1 b. in the quarter, split 50/50 between segments Global Services and Support Solutions.

Networks sales increased 6% YoY, primarily driven by North America where sales in the second half 2011 were slower. CDMA equipment sales were down -18% YoY to SEK 2.5 b. in the quarter. Networks sales increased 31% QoQ due to high year-end business activity. CDMA equipment sales increased 58% QoQ, primarily due to temporary capacity needs but are expected to continue to decline as North American operators continue their transition to LTE.

Global Services grew 4% YoY and 15% QoQ. Global Services represented 42% (42%) of Group sales in the quarter, compared to 45% in Q312.

Support Solutions sales grew 6% YoY and 9% QoQ. IPX was divested in Q312 impacting sales growth QoQ negatively. Q411, multimedia brokering (IPX) sales amounted to SEK 0.4 b.

Restructuring charges for the Group amounted to SEK 1.7 (0.7) b. This was mainly related to execution of the service delivery strategy, costs of SEK 0.3 b. related to the divestment of GPON assets as well as continued execution of efficiency measures.

Gross margin increased YoY to 31.1% (30.2%), and from 30.4% Q312. The YoY increase was driven by higher Networks sales. The QoQ improvement is due to increased software share and lower Global Services share.

The underlying business mix, with higher share of coverage projects than capacity projects, is expected to shift towards more capacity projects in the second half of 2013. The negative impact from the network modernization projects in Europe will continue to gradually decline during 2013.

Total operating expenses increased YoY by SEK 0.8 b. to SEK 16.4 (15.6) b. due to higher restructuring charges. QoQ expenses increased SEK 3.1 b. partly driven by restructuring charges. R&D expenses amounted to SEK 9.2 (8.7) b. Selling and general administrative expenses (SG&A) increased YoY to SEK 7.1 (6.8) b. due to acquisitions.

Other operating income and expenses amounted to SEK 0.3 (0.4) b.

Operating margin was 7.1% (6.4%) compared to 6.7% in Q312. The YoY margin improvement was driven by increased Networks sales. This was partly offset by continued efficiency measures generating restructuring charges with a negative impact on operating margin by close to -3%-points (-1%). The QoQ margin improvement was mainly driven by higher sales in Networks and improved gross margin, partly offset by higher operating expenses and restructuring charges.

Ericsson’s share in ST-Ericsson’s income before tax was SEK -8.5 (-0.8) b. This includes the non-cash charge of SEK -8.0 b. for the write-down of all related investments, including provisions of SEK -3.3 b. related to the strategic options at hand for ST-Ericsson assets, as well as Ericsson’s share of ST-Ericsson Q412 operating loss of SEK -0.5 (-0.8) b.

Financial net amounted to SEK -0.1 (-0.3) b. and decreased QoQ from SEK 0.1 b.

Taxes were SEK -2.4 (-0.3) b. The effective tax rate was impacted by the write-down of investments and a provision related to ST-Ericsson of SEK 3.3 b. which are not subject to

Ericsson Fourth Quarter Report 2012	3

taxation. The corporate tax in Sweden was reduced from 26.3% to 22.0% as of January 1, 2013. This resulted in a reduction of deferred tax assets of SEK -0.5 b., which together with the market mix in the quarter impacted tax cost negatively.

Net income decreased to SEK -6.3 (1.5) b. negatively impacted by the ST-Ericsson charge of SEK -8.0 b.

EPS diluted was SEK -1.99 (0.36).

Cash flow from operations was positive SEK 15.7 (5.5) b., driven by reduced working capital. Cash outlays for restructuring amounted to SEK 0.3 (0.5) b. Cash outlays of SEK 1.2 b. remain to be made from the restructuring provision.

BALANCE SHEET AND OTHER PERFORMANCE INDICATORS - FOURTH QUARTER

Trade receivables increased QoQ to SEK 63.7 (61.6) b., driven by strong sales. This was partly offset by good collections and resulted in a decrease of days sales outstanding (DSO) from 101 to 86 days QoQ.

Inventory decreased QoQ to SEK 28.8 (32.4) b., positively impacted by higher sales. Inventory turnover days (ITO) improved from 82 to 73 days. Payable days have decreased from 59 to 57 days.

Cash, cash equivalents and short-term investments amounted to SEK 76.7 (68.8) b.

During the quarter, approximately SEK 1.0 b. of provisions were utilized, of which SEK 0.3 b. related to restructuring. Additions of SEK 4.6 b. were made, of which SEK 3.3 b. related to ST-Ericsson and SEK 0.6 b. related to restructuring. Reversals of SEK 0.2 b. were made.

The total number of employees at the end of the quarter increased to 110,255 (109,214). The increase is mainly due to addition of service professionals, primarily in India.

Financial Highlights - full year

Full year sales were SEK 227.8 b. and flat compared to 2011. CDMA equipment sales declined by
 -40% to SEK 8.4 (14.0) b. The acquired Telcordia operation added sales of SEK 4.2 b., split 50/50 between segments Global Services and Support Solutions. Revenues for IPR and licensing were SEK 6.6 (6.2) b.

Software represented 23% (23%), hardware 35% (40%) and services 42% (37%) of total sales in 2012 reflecting the good momentum in Services throughout the year, the reduced CDMA infrastructure business as well as network modernization projects in Europe.

Restructuring charges for the Group amounted to SEK 3.4 (3.2) b., mainly related to continued execution of the service delivery strategy and other ongoing cost reduction measures. The ongoing redundancy process in Sweden is expected to be finalized in Q1 2013, pending closing of union negotiations.

Gross margin was down for the full year to 31.6% (35.1%). The decrease is due to higher proportion of coverage projects than capacity projects, network modernization projects in Europe as well as the increased share of Global Services sales. Close to 50% of the gross margin decline is related to the increased services share.

Total operating expenses amounted to SEK 58.9 (59.3) b. R&D expenses amounted to SEK 32.8 (32.6) b. and increased due to higher restructuring charges and acquisitions. R&D

Ericsson Fourth Quarter Report 2012	4

expenses for the full year 2012 were estimated at SEK 30-32 b. Based on current portfolio and efficiencies in ways of working, R&D expenses for 2013 are expected to decrease somewhat. Selling and general administrative expenses (SG&A) amounted to SEK 26.0 (26.7) b. in 2012.

Other operating income and expenses were SEK 9.0 (1.3) b. of which the gain related to the divestment of Sony Ericsson amounted to SEK 7.7 b and Multimedia brokering (IPX) amounted to SEK 0.2 b.

Operating margin was 9.7% (9.6%). Excluding the gain related to the divestment of Sony Ericsson operating margin was 6.4%, negatively impacted by the business mix, with higher share of coverage projects than capacity projects, and network modernization projects in Europe.

Ericsson’s share in earnings of JV and associated companies was SEK -11.7 (-3.8) b., negatively impacted by the ST-Ericsson charge. Financial net amounted to SEK -0.3 (0.2) b. mainly due to negative currency exchange revaluation effects on financial investments and liabilities.

The tax rate for 2012 was 42% (31%), negatively impacted by product and market mix, and the change in corporate tax rate in Sweden. The one time items related to the ST-Ericsson charge and the gain from the Sony Ericsson divestment had no impact on taxes.

Net income decreased to SEK 5.9 (12.6) b. due to lower contribution from Networks and the negative impact from ST-Ericsson of SEK -11.7 (-2.7) b. The gain related to the divestment of Sony Ericsson of SEK 7.7 b. had a positive effect on net income.

EPS diluted amounted to SEK 1.78 (3.77).

The Board of Directors proposes a dividend for 2012 of SEK 2.75 (2.50), reflecting earnings and balance sheet structure in 2012, as well as coming years’ business plan and expected economic development, according to Ericsson’s dividend policy.

Cash flow from operations was positive at SEK 22.0 (10.0) b., driven by improved working capital.

Ericsson Fourth Quarter Report 2012	5

BALANCE SHEET AND OTHER PERFORMANCE INDICATORS - FULL YEAR

Compared to December 31, 2011, trade receivables decreased to SEK 63.7 (64.5) b. Days sales outstanding (DSO) decreased from 91 to 86 days.

Inventory decreased to SEK 28.8 (33.1) b., positively impacted by higher sales. Inventory turnover days (ITO) decreased from 78 to 73 days. Accounts payable days has decreased from 62 to 57 days.

During the year, Ericsson has performed the following refinancing activities to extend the average debt maturity profile and to further diversify funding sources:

•	Issued a USD denominated 1 b. 10-year bond

•	Borrowed EUR 150 million from the Nordic Investment Bank divided in two loans 7 and 9 years respectively

•	Signed a 7-year loan facility with the European Investment Bank of EUR 500 million, with disbursement within 18 months

•	Repurchased EUR 441 million of the 2013 and 2014 EMTN Eurobonds

•	Repaid SEK 3.5 b. of Swedish bonds.

Cash, cash equivalents and short-term investments amounted to SEK 76.7 (80.5) b.

For the full year, the net number of employees increased by 5,730 to 110,255 (104,525), of which 3,766 in services and 1,659 in R&D. In 2012, 4,552 people joined Ericsson through acquisitions and through managed services contracts.

Ericsson Fourth Quarter Report 2012	6

Segment Results

NETWORKS

SEK b.	Q4 2012	Q4 2011	YoY Change	Q3 2012	QoQ Change	Full year 2012	Full year 2011	Change
Network sales	35.3	33.3	6%	26.9	31%	117.3	132.4	–11%
Operating margin	8%	8%	—	5%	—	6%	13%	—

FOURTH QUARTER

The increase is mainly related to high year-end business activity in North America and Japan, primarily within mobile broadband infrastructure. CDMA equipment sales declined -18% YoY to SEK 2.5 b. GSM sales in China continued to decline YoY. North America showed good development both YoY and QoQ. The sales increase QoQ of 31% is due to high year-end sales, 3G sales in China, LTE sales in South Korea and high project activity in parts of Western Europe. CDMA equipment sales grew by 58% QoQ due to temporary capacity needs. CDMA equipment sales are expected to continue to decline following North American operators’ transition to LTE.

Ericsson’s leading position in packet core has driven market demand for the Smart Services Router (SSR). 19 new contracts were signed in the quarter. Demand for microwave transport is regaining traction as mobile broadband continues to grow. In the quarter Ericsson also put the world’s first converged multi-standard radio base station for LTE FDD/TDD into commercial operation.

Operating margin was flat YoY. The positive effect from higher sales was partly offset by higher restructuring charges. The improved operating margin QoQ was primarily due to higher sales including temporary CDMA capacity business.

FULL YEAR

North America grew despite the -40% decline in CDMA equipment sales. During 2012 we saw good contribution from our IP portfolio, particularly packet core.

Operators’ focus on improving network performance and on service differentiation has been a main driver for mobile broadband investments throughout the year. The demand for IMS is increasing as operators are preparing for launching Voice over LTE (VoLTE). With increasing data traffic in the LTE networks the need for signaling capacity increases. The demand for circuit-switched core continues to decline.

Operating margin decreased to 6% (13%), adversely affected by lower sales, higher share of coverage than capacity projects and network modernization projects in Europe.

Ericsson Fourth Quarter Report 2012	7

GLOBAL SERVICES

SEK b.	Q4 2012	Q4 2011	YoY Change	Q3 2012	QoQ Change	Full year 2012	Full year 2011	Change
Global Services sales	28.0	27.0	4%	24.3	15%	97.0	83.9	16%
Of which Professional Services	18.9	18.1	4%	16.4	15%	67.1	58.8	14%
Of which Managed Services	6.8	6.0	12%	6.3	7%	25.2	21.0	20%
Of which Network Rollout	9.2	8.9	3%	7.9	16%	30.0	25.1	20%

Operating margin	6%	6%	—	8%	—	6%	7%	—
Of which Professional Services	15%	14%	—	14%	—	14%	13%	—
Of which Network Rollout	–11%	–10%	—	–6%	—	–10%	–8%	—

FOURTH QUARTER

Operators continue to focus on increasing their operational efficiency and reducing operating expenses through transformation activities in the voice, IP and OSS/BSS domains, which drive demand for professional services. The QoQ sales growth of 15% was driven by Consulting and Systems Integration as well as Network Rollout.

Professional Services shows improved margin development due to continued efficiency gains and higher sales. The low margin in Network Rollout continued in the quarter and is related to network modernization projects in Europe and coverage projects.

FULL YEAR

Global Services sales grew by SEK 13.2 b. Growth in Global Services was driven by high Network Rollout sales and continued good momentum in Managed Services and Consulting and Systems Integration.

Global Services sales represented 43% (37%) of Group sales. Operating margin was 6% (7%). The decrease is due to Network Rollout where margins dropped to -10% (-8%) as a consequence of the European modernization projects. Professional Services operating margin was 14% (13%), driven by increased sales and efficiency improvements.

Ericsson supports networks with more than 2.5 billion subscribers. The strategy to industrialize the service delivery continues and the number of services professionals increased with hiring of new employees mainly in the Global Service Centers.

Other information	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Full year 2012	Full year 2011
No. of signed managed services contracts	15	11	17	9	52	70
Of which expansions/extensions	5	5	5	4	19	32
No. of signed significant consulting & systems integration contracts1)	8	3	7	6	24	34
Number of subscribers in networks managed by Ericsson, end of period 2)	~ 950 m.	~ 950 m.	> 900 m.	> 900 m.	~ 950 m.	900 m.
Of which in network operations contracts	550 m.	550 m.	500 m.	500 m.	550 m.	500 m.
Number of Ericsson services professionals, end of period	60,000	59,000	57,000	57,000	60,000	56,000

1)	In the areas of OSS/BSS, IP, Service Delivery Platforms and data center build projects.
2)	The figure includes network operations contracts and field operation contracts.

Ericsson Fourth Quarter Report 2012	8

SUPPORT SOLUTIONS

SEK b.	Q4 2012	Q4 2011	YoY Change	Q3 2012	QoQ Change	Full year 2012	Full year 2011	Change
Support Solutions sales	3.6	3.4	6%	3.3	9%	13.5	10.6	26%
Operating margin	8%	0%	—	14%	—	9%	–5%	—

FOURTH QUARTER

The acquired Telcordia operation added sales of SEK 0.6 b. in the quarter. Multimedia brokering (IPX) was divested in Q312 which impacted sales negatively both YoY and QoQ. IPX sales amounted to SEK 0.4 b in Q411. Demand for OSS/BSS continued to be strong, driven by operators’ focus to improve efficiency and adapt to mobile broadband business requirements.

Operating margin increased YoY, positively impacted by portfolio streamlining and efficiencies. Operating margin declined QoQ, due to higher restructuring charges and a gain of SEK 0.2 b. in Q312 related to the divestment of IPX.

FULL YEAR

Increased sales and execution on the new strategy, announced in Q1 2012, as well as portfolio streamlining and efficiency improvements, generated an operating margin of 9% (-5%).

The number of subscriptions served by Ericsson’s charging and billing solutions was 2.0 billion at the end of the year.

Ericsson Fourth Quarter Report 2012	9

ST-ERICSSON

Ericsson Group asset overview ST-Ericsson

USD m.	Q4 2012	Q4 2011	YoY Change	Q3 2012	QoQ Change
Net sales	358	409	–12%	359	0%
Operating income 2)	–169	–241	30%	–174	3%

2)	Q412 excluding USD 1,531 million gain from shareholders’ debt forgiveness and USD 1,060 million charges for impairment of goodwill and intangible assets.

ST-Ericsson sales were flat QoQ reflecting growth contribution from the NovaThor platform shipments as well as IP licensing. During the quarter, Ericsson and STMicroelectronics waived their credit of USD 1.5 b. under the parents’ loan facility. There was no remaining net debt at the end of the quarter. At the end of Q312 the net debt was USD 1.4 b. ST-Ericsson is reporting in US GAAP.

SEK m.	March 31, 2012	June 30, 2012	Sep 30, 2012	Dec 31, 2012
Investment in ST-Ericsson	1,982	767	195	0
Loans to ST-Ericsson	3,241	4,311	4,538	0
Total	5,223	5,078	4,733	0

On December 10, 2012, STMicroelectronics announced its intention to exit as a shareholder in ST-Ericsson. On December 20, 2012, Ericsson announced that it would take a non-cash charge in Q412 related to its 50% stake in ST-Ericsson. The charge includes write-down of investments to reflect the current best estimate of Ericsson’s share of the fair market value of the JV and provisions related to the strategic options at hand for ST-Ericsson assets. In total, Ericsson has made write-downs of SEK -4.7 b. of ST-Ericsson investments and taken a provision of SEK -3.3 b. In addition, Ericsson’s share in ST-Ericsson’s operating loss amounted to SEK -0.5 (-0.8) b.

As of December 31, 2012 there are no remaining investments related to ST-Ericsson on Ericsson’s balance sheet. Costs and cash related to implementation of strategic options at hand will be booked against provisions.

Ericsson Fourth Quarter Report 2012	10

Regional sales Overview

	Fourth quarter 2012							Growth
	Net-	Global	Support		Growth		Full year 2012
SEK b.	works	Services	Solutions	Total	YoY	QoQ
North America	9.4	6.8	0.8	17.0	51%	21%	56.7	16%
Latin America	2.9	3.2	0.4	6.5	–7%	20%	22.0	0%
Northern Europe and Central Asia	1.6	1.2	0.2	3.0	–21%	11%	11.3	–25%
Western and Central Europe	2.3	2.9	0.2	5.4	3%	50%	17.5	–8%
Mediterranean	2.8	4.1	0.3	7.1	–14%	31%	23.3	–2%
Middle East	2.5	2.1	0.5	5.1	–3%	39%	15.6	1%
Sub-Saharan Africa	2.0	1.2	0.3	3.6	11%	27%	11.3	12%
India	0.9	0.6	0.1	1.6	5%	–8%	6.5	–34%
China and North East Asia	6.5	3.6	0.1	10.2	–6%	22%	36.2	–5%
South East Asia and Oceania	2.5	1.9	0.1	4.5	13%	29%	15.1	9%
Other1)	2.0	0.4	0.6	3.0	–10%	–10%	12.3	15%

Total	35.3	28.0	3.6	66.9	5%	23%	227.8	0%

1)	Region “Other” includes licensing revenues, sales of cables, broadcast services, power modules and other businesses.

In the regional dimension, all of the Telcordia sales are reported in the Support Solutions segment except for North America where it is split 50/50 between Global Services and Support Solutions. The acquired Technicolor Broadcast Service Division is reported in region “Other”. Multimedia brokering (IPX) was previously reported in each region in segment Support Solutions. For the first three quarters 2012 it was part of region “Other”. Multimedia brokering (IPX) was divested end Q312.

North America. All segments grew both YoY and QoQ driven by continued high activity levels in coverage projects. CDMA sales continue to wind down, but at a slower pace in the quarter due to temporary capacity needs.

Coverage, consolidation and network evolution were market priorities throughout 2012, driving strong performance across all segments.

Latin America. Networks and Global Services business slowed down YoY due to low initial LTE deployment. Global Services sales increased QoQ driven by managed services and systems integration. The sequential increase in Networks was driven by 3G sales. OSS/BSS and IPTV contributed to the YoY growth in Support Solutions.

During 2012 all major operators decided on LTE suppliers, resulting in an estimated market share for Ericsson of more than 50%.

Northern Europe and Central Asia. Networks sales were basically flat both YoY and QoQ, with continued low investment levels in Russia. Global Services declined YoY mainly due to large 3G rollout in Russia during 2011. Global Services growth QoQ was driven by systems integration sales. Support Solutions grew YoY and QoQ mainly through Content Delivery Network deployments.

Throughout the year the trend of lower investments, primarily in Russia, continued to impact sales negatively.

Western and Central Europe. The QoQ growth in Networks was driven by high project activity and ongoing modernization projects. OSS/BSS and systems integration drove sales in Global Services and Support Solutions.

Cautious operator investments caused a decline for the full year.

Ericsson Fourth Quarter Report 2012	11

Mediterranean. The YoY decline was driven by current market and macroeconomic conditions. The modernization projects are progressing according to plan. The QoQ improvement was driven by growth in all segments.

2012 was impacted by weak macro economy in many countries and cautious operator investments.

Middle East. Networks sales grew QoQ after several quarters of lower activity. OSS/BSS developed favorably both YoY and QoQ, driven by operators’ focus on quality and operational efficiency. Managed services showed good growth in the quarter and for the full year.

The political unrest in some countries continues and has negatively impacted operator investments during the year, leading to a flat sales development in 2012.

Sub-Saharan Africa. The sales increase YoY is driven by operator investments in Nigeria and South Africa. While 3G is increasing, the majority of sales is still related to 2G. Data traffic is growing across the region and LTE deployments have started with three networks launched in Southern Africa.

Following a slow 2011, sales in all segments in the region grew during 2012.

India. Continued low activity levels with operator investments only in certain areas. Data traffic is growing from a low base as smartphones and tablets become more affordable. Growth in Support Solutions YoY was driven by Telcordia.

The full year decrease is mainly due to large initial 3G deployments in the first three quarters of 2011.

China and North East Asia. Networks declined YoY, driven by continued lower sales of GSM in China as well as lower 3G sales in South Korea as operators transition to LTE. Global Services growth continued mainly driven by turnkey projects in Japan. Sequentially Networks grew, mainly driven by LTE expansions in Japan and South Korea as well as by 3G expansions in China.

Sales grew in Japan in 2012, however, not fully offsetting the lower sales of GSM in China and 3G in South Korea.

South East Asia and Oceania. Positive development both YoY and QoQ driven by continued momentum for data traffic, particularly in Indonesia. Global Services sales were also driven by deployments in Australia.

Full-year growth was driven by sales in Indonesia, underpinned by the Global Services performance in Australia and network deployments in Thailand and the Philippines.

Other. Multimedia Brokering (IPX) was divested at the end of Q312. Licensing revenues continued to show stable development YoY. Sales of broadcast services, cables, power modules and other businesses are also included in “Other”.

The full-year growth was driven by licensing revenues which increased to SEK 6.6 (6.2) b., the acquired Technicolor Broadcast Service Division that was consolidated in Q312 and Multimedia brokering (IPX) that was reported in Region “Other” for the first three quarters of the year.

Ericsson Fourth Quarter Report 2012	12

Market data

GROWTH RATES ARE BASED ON ERICSSON AND MARKET ESTIMATES

	Q4	Q4		FULL YEAR			Ericsson forecast
	2012	2011	Change	2010	2011	2012	2013
Mobile subscriptions, billion	~6.3	5.8	~9%	5.1	5.8	~6.3	~6.8
Net additions, million	~140	165	~–15%	650	650	~550	~500

Mobile broadband, billion 1)	~1.5	1.0	~50%	0.6	1.0	~1.5	~2.1
Net additions, million	~125	120	~2%	300	400	~500	~600

1)	Mobile broadband includes handsets, tablets, mobile PCs and mobile routers for the following technologies: HSPA, LTE, CDMA2000 EV-DO, TD-SCDMA and WiMAX.

Note: due to continuous improvements in reported data from operators, historical subscriptions figures might have changed compared to those previously reported, affecting comparison of net additions and total figures. For India we have changed measurement to VLR-subscribers to better reflect underlying growth. All figures are approximate.

Parent Company Information

Income after financial items was SEK -4.9 (6.4) b.

A write-down of the original investment in ST-Ericsson of SEK 8.6 b. was made during the quarter. This write-down does not have any impact on Group level. Another write-down was made including the short-term credit facility to ST-Ericsson of SEK 5.0 b. and a provision of SEK 3.3 b. relating to the strategic options at hand for ST-Ericsson assets. The total write-downs and provision relating to ST-Ericsson in the quarter amount to SEK 17.0 b.

Major changes in the Parent Company’s financial position for the year were; lower cash, cash equivalents and short-term investments of SEK 1.5 b., and increased current and non-current receivables from subsidiaries of SEK 7.2 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 57.4 (58.9) b.

In accordance with the conditions of the long-term variable remuneration program (LTV) for Ericsson employees, 2,419,296 shares from treasury stock were sold or distributed to employees during the fourth quarter. The holding of treasury stock at December 31, 2012, was 84,798,095 Class B shares.

DIVIDEND PROPOSAL

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 2.75 (2.50) per share, representing some SEK 9.1 (8.2) b., and April 12, 2013, as the record day for payment of dividend. The dividend is reflecting 2012 year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

Ericsson annual general meeting

The Annual General Meeting of shareholders will be held on April 9, 2013, 15.00 (CET) at Kistamässan in Kista, Stockholm, Sweden.

ANNUAL REPORT

The annual report will be made available on our website www.ericsson.com and at the Ericsson headquarters, Torshamnsgatan 23, Kista, Stockholm, Sweden, during the first weeks of March.

Ericsson Fourth Quarter Report 2012	13

Other Information

SAMSUNG LITIGATION

On November 27, 2012, Ericsson filed two patent infringement lawsuits in the US District Court for the Eastern District of Texas against Samsung. Ericsson seeks damages and an injunction. Ericsson also asked the Court to adjudge that Samsung breached its commitment to license any standard-essential patents it owns on fair, reasonable, and non-discriminatory terms and to declare Samsung’s allegedly standard essential patents to be unenforceable.

On November 30, 2012, Ericsson filed a complaint with the US International Trade Commission (ITC) seeking an exclusion order blocking Samsung from importing certain products into the US. The ITC instituted an investigation of Ericsson’s complaint on January 3, 2013.

On December 21, 2012, Samsung filed a complaint with the US International Trade Commission (ITC) seeking an exclusion order blocking Ericsson from importing certain products into the US. The ITC instituted an investigation of Samsung’s complaint on January 25, 2013.

REDUCTION OF NUMBER OF EMPLOYEES IN SWEDEN

On November 7, 2012, Ericsson informed its employees in Sweden about the plan to reduce its operations in Sweden by including a reduction of an estimated 1,550 positions. Union negotiations are ongoing and affected employees are expected to be informed during March 2013.

ON NEW POSITIONS

On November 19, 2012, Sara Mazur assumed the position as Vice President and Head of Ericsson Research. Prior to this Sara Mazur held the position as Head of Systems Management at Business Unit Networks.

On January 1, 2013, Mats H Olsson assumed the role as Senior Vice President Asia-Pacific. In this role he will continue to report to President and CEO Hans Vestberg and be a member of the Executive Leadership Team. Prior to this Mats H Olsson held the position as Head of region China and North East Asia.

On January 1, 2013, Rima Qureshi assumed the position as Senior Vice President Strategic Projects. In this role she will continue to report to President and CEO Hans Vestberg and be a member of the Executive Leadership Team. Rima Qureshi previously held the position as Head of Business Unit CDMA Mobile Systems which was transited into business unit Networks on January 1, 2013.

Effective April 1, 2013, Fredrik Jejdling will assume the position as head of region Sub-Saharan Africa. In this position Fredrik Jejdling will remain member of the Global Leadership Team. Fredrik Jejdling currently holds the position as head of region India.

Ericsson Fourth Quarter Report 2012	14

Post-closing events

SALE OF PATENTS TO UNWIRED PLANET

On January 10, 2013, Ericsson entered into an agreement with Unwired Planet whereby Ericsson will transfer 2,185 issued patents and patent applications to Unwired Planet. Ericsson will also contribute 100 additional patent assets annually to Unwired Planet commencing in 2014 through 2018. Unwired Planet will compensate Ericsson with certain ongoing rights in future revenues generated from the enlarged patent portfolio. Unwired Planet will also grant Ericsson a license to its patent portfolio.

ACQUISITION OF DEVOTEAM

On January 21, 2013, Ericsson announced its intention to acquire Devoteam Telecom & Media operations in France. Devoteam is a leader in Information and Communications Technology consulting with 5,000 employees in Europe, Middle East and Africa.

The acquisition is in line with Ericsson’s services strategy to broaden its IT capabilities.

Ericsson Fourth Quarter Report 2012	15

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2011. Compared to the risks described in the Annual Report 2011, no material, new or changed risk factors or uncertainties have been identified in the quarter.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:

•

Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of upgrades and expansions (mainly software) and new build-outs of coverage (mainly hardware);

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Support Solutions segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Implementation of the strategic options at hand for our joint venture ST-Ericsson and related capital need;

•	Changes in foreign exchange rates, in particular USD and EUR;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters and other events, affecting business, production, supply and transportation.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

Stockholm, January 31, 2013

Telefonaktiebolaget LM Ericsson (publ)

Hans Vestberg, President and CEO

Org. Nr. 556016-0680

Date for next report: April 24, 2013

Ericsson Fourth Quarter Report 2012	16

Editor’s Note

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), January 31, 2013. An analysts, investors and media conference call will begin at 14.00 (CET).

FOR FURTHER INFORMATION, PLEASE CONTACT

Helena Norrman, Senior Vice President, Communications

Phone: +46 10 719 3472

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

INVESTORS	MEDIA

Stefan Jelvin, Director,	Ola Rembe, Vice President,
Investor Relations	Head of Corporate Communications & PR
Phone: +46 10 714 2039	Phone: +46 10 719 9727
+46 709 860 227	+46 730 244 873
E-mail: investor.relations@ericsson.com	E-mail: media.relations@ericsson.com

Åsa Konnbjer, Director,	Corporate Communications & PR
Investor Relations	Phone: +46 10 719 69 92
Phone: +46 10 713 3928	E-mail: media.relations@ericsson.com
+46 730 825 928
E-mail: investor.relations@ericsson.com

Rikard Tunedal, Director,
Investor Relations
Phone: +46 10 714 5400
+46 761 005 400
E-mail: investor.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)
Org. number: 556016-0680
Torshamnsgatan 23
SE-164 83 Stockholm
Phone: +46 10 719 0000

Ericsson Fourth Quarter Report 2012	17

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Fourth Quarter Report 2012	18

Financial Statements and Additional Information

Ericsson Fourth Quarter Report 2012	19

CONSOLIDATED INCOME STATEMENT

	Oct - Dec			Jan - Dec
SEK million	2011	2012	Change	2011	2012	Change

Net sales	63,667	66,936	5%	226,921	227,779	0%
Cost of sales	–44,463	–46,133	4%	–147,200	–155,699	6%

Gross income	19,204	20,803	8%	79,721	72,080	–10%
Gross margin (%)	30.2%	31.1%		35.1%	31.6%

Research and development expenses	–8,715	–9,247	6%	–32,638	–32,833	1%
Selling and administrative expenses	–6,837	–7,139	4%	–26,683	–26,023	–2%

Operating expenses	–15,552	–16,386	5%	–59,321	–58,856	–1%

Other operating income and expenses 1)	403	345		1,278	8,965

Operating income before shares in earnings of JV and associated companies	4,055	4,762	17%	21,678	22,189	2%
Operating margin before shares in earnings of JV and associated companies (%)	6.4%	7.1%		9.6%	9.7%

Shares in earnings of JV and associated companies	–1,899	–8,565	351%	–3,778	–11,731	211%

Operating income	2,156	–3,803	–276%	17,900	10,458	–42%

Financial income	405	438		2,882	1,708
Financial expenses	–732	–512		–2,661	–1,984

Income after financial items	1,829	–3,877	–312%	18,121	10,182	–44%

Taxes	–338	–2,378		–5,552	–4,244

Net income	1,491	–6,255	–520%	12,569	5,938	–53%

Net income attributable to:
- Stockholders of the Parent Company	1,154	–6,462		12,194	5,775
- Non-controlling interests	337	207		375	163

Other information
Average number of shares, basic (million)	3,209	3,219		3,206	3,216
Earnings per share, basic (SEK) 2)	0.36	–2.01		3.80	1.80
Earnings per share, diluted (SEK) 2)	0.36	–1.99		3.77	1.78

STATEMENT OF COMPREHENSIVE INCOME

	Oct - Dec		Jan - Dec
SEK million	2011	2012	2011	2012

Net income	1,491	–6,255	12,569	5,938

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions	211	800	–6,963	–451
Revaluation of other investments in shares and participations
Fair value remeasurement	1	4	—	6

Cash flow hedges
Gains/losses arising during the period	116	602	996	1,668
Reclassification adjustments for gains/losses included in profit or loss	355	–353	–2,028	–568
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—	92
Changes in cumulative translation adjustments	–538	143	–964	–3,947
Share of other comprehensive income on JV and associated companies	–85	–463	–262	–486
Tax on items relating to components of other comprehensive income	95	–548	2,158	–422
Total other comprehensive income	155	185	–7,063	–4,108

Total comprehensive income	1,646	–6,070	5,506	1,830

Total comprehensive income attributable to:
Stockholders of the Parent Company	1,282	–6,284	5,081	1,716
Non-controlling interests	364	214	425	114

1)	Includes gain on sale of Sony Ericsson SEK 7.7 b. in Q1 2012
2)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Fourth Quarter Report 2012	20

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2011		Sep 30 2012		Dec 31 2012

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,523		3,964		3,840
Goodwill	27,438		30,319		30,404
Intellectual property rights, brands and other intangible assets	13,083		16,125		15,202

Property, plant and equipment	10,788		11,559		11,493

Financial assets
Equity in JV and associated companies	5,965		1,526		2,842
Other investments in shares and participations	2,199		2,010		386
Customer financing, non-current	1,400		1,331		1,290
Other financial assets, non-current	4,117		3,704		3,964

Deferred tax assets	13,020		13,506		12,321

	81,533		84,044		81,742

Current assets
Inventories	33,070		32,424		28,802

Trade receivables	64,522		61,562		63,660
Customer financing, current	2,845		2,703		4,019
Other current receivables	17,837		23,417		20,065

Short-term investments	41,866	1)	35,976	1)	32,026
Cash and cash equivalents	38,676		32,845		44,682

	198,816		188,927		193,254

Total assets	280,349		272,971		274,996

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	143,105		143,079		136,883
Non-controlling interest in equity of subsidiaries	2,165		1,463		1,600

	145,270		144,542		138,483

Non-current liabilities
Post-employment benefits	10,016		9,732		9,503
Provisions, non-current	280		196		211
Deferred tax liabilities	2,250		3,604		3,120
Borrowings, non-current	23,256		22,910		23,898
Other non-current liabilities	2,248		2,513		2,377

	38,050		38,955		39,109

Current liabilities
Provisions, current	5,985		5,047		8,427
Borrowings, current	7,765		7,196		4,769
Trade payables	25,309		21,968		23,100
Other current liabilities	57,970		55,263		61,108

	97,029		89,474		97,404

Total equity and liabilities	280,349		272,971		274,996

Of which interest-bearing liabilities and post-employment benefits	41,037		39,838		38,170

Of which net cash	39,505		28,983		38,538

Assets pledged as collateral	452		538		520
Contingent liabilities	609		548		613

1)	Including loan to ST-Ericsson of SEK 2,759 million as of December 31, 2011, SEK 4,538 million as of September 30, 2012

Ericsson Fourth Quarter Report 2012	21

CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct - Dec		Jan - Dec
SEK million	2011	2012	2011	2012

Operating activities
Net income	1,491	–6,255	12,569	5,938
Adjustments to reconcile net income to cash
Taxes	752	2,049	1,994	–1,140
Earnings/dividends in JV and associated companies	1,817	8,707	3,710	11,769
Depreciation, amortization and impairment losses	2,428	2,779	9,036	9,889
Other	472	–366	–2,127	–7,441

	6,960	6,914	25,182	19,015

Changes in operating net assets
Inventories	5,208	3,418	–3,243	2,752
Customer financing, current and non-current	290	–1,377	74	–1,259
Trade receivables	565	–2,280	–1,700	–1,103
Trade payables	246	1,140	–1,648	–1,311
Provisions and post-employment benefits	–2,278	379	–5,695	–1,920
Other operating assets and liabilities, net	–5,524	7,497	–2,988	5,857

	–1,493	8,777	–15,200	3,016

Cash flow from operating activities	5,467	15,691	9,982	22,031

Investing activities
Investments in property, plant and equipment	–1,524	–1,326	–4,994	–5,429
Sales of property, plant and equipment	172	252	386	568
Acquisitions/divestments of subsidiaries and other operations, net 1)	–235	120	–3,128	–2,077
Product development	–560	–430	–1,515	–1,641
Other investing activities	–210	213	–900	1,540
Short-term investments	–1,533	–1,045	14,692	2,151

Cash flow from investing activities	–3,890	–2,216	4,541	–4,888

Cash flow before financing activities	1,577	13,475	14,523	17,143

Financing activities
Dividends paid	–5	1	–7,455	–8,632
Other financing activities	828	–1,609	961	–753

Cash flow from financing activities	823	–1,608	–6,494	–9,385

Effect of exchange rate changes on cash	14	–30	–217	–1,752

Net change in cash	2,414	11,837	7,812	6,006

Cash and cash equivalents, beginning of period	36,262	32,845	30,864	38,676

Cash and cash equivalents, end of period	38,676	44,682	38,676	44,682

1)	Includes payment of external loan of SEK-6.2 b. attributable to the acquisition of Telcordia in Q1 2012

Ericsson Fourth Quarter Report 2012	22

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Jan - Dec	Jan - Dec
SEK million	2011	2012

Opening balance	146,785	145,270
Total comprehensive income	5,506	1,830
Sale/Repurchase of own shares	92	–93
Stock issue	—	159
Stock Purchase Plan	413	405
Dividends paid	–7,455	–8,632
Transactions with non-controlling interests	–71	–456

Closing balance	145,270	138,483

Ericsson Fourth Quarter Report 2012	23

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net sales	52,966	54,770	55,518	63,667	50,974	55,319	54,550	66,936
Cost of sales	–32,578	–34,064	–36,095	–44,463	–33,985	–37,611	–37,970	–46,133

Gross income	20,388	20,706	19,423	19,204	16,989	17,708	16,580	20,803
Gross margin (%)	38.5%	37.8%	35.0%	30.2%	33.3%	32.0%	30.4%	31.1%

Research and development expenses	–7,991	–8,108	–7,824	–8,715	–8,016	–8,097	–7,473	–9,247
Selling and administrative expenses	–6,441	–7,741	–5,664	–6,837	–6,232	–6,855	–5,797	–7,139

Operating expenses	–14,432	–15,849	–13,488	–15,552	–14,248	–14,952	–13,270	–16,386

Other operating income and expenses 1)	343	166	366	403	7,749	530	341	345

Operating income before shares in earnings of JV and associated companies	6,299	5,023	6,301	4,055	10,490	3,286	3,651	4,762

Operating margin before shares in earnings of JV and associated companies (%)	11.9%	9.2%	11.3%	6.4%	20.6%	5.9%	6.7%	7.1%

Shares in earnings of JV and associated companies	–468	–771	–640	–1,899	–1,403	–1,208	–555	–8,565

Operating income	5,831	4,252	5,661	2,156	9,087	2,078	3,096	–3,803

Financial income	302	977	1,198	405	262	618	390	438
Financial expenses	–306	–636	–987	–732	–273	–924	–275	–512

Income after financial items	5,827	4,593	5,872	1,829	9,076	1,772	3,211	–3,877

Taxes	–1,747	–1,377	–2,090	–338	–272	–567	–1,027	–2,378

Net income	4,080	3,216	3,782	1,491	8,804	1,205	2,184	–6,255

Net income attributable to:
- Stockholders of the Parent Company	4,103	3,116	3,821	1,154	8,950	1,110	2,177	–6,462
- Non-controlling interests	–23	100	–39	337	–146	95	7	207

Other information
Average number of shares, basic (million)	3,202	3,204	3,207	3,209	3,212	3,215	3,217	3,219
Earnings per share, basic (SEK) 2)	1.28	0.97	1.19	0.36	2.79	0.35	0.68	–2.01
Earnings per share, diluted (SEK) 2)	1.27	0.96	1.18	0.36	2.76	0.34	0.67	–1.99

1)	Includes gain on sale of Sony Ericsson SEK 7.7 b. in Q1 2012
2)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Fourth Quarter Report 2012	24

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Operating activities
Net income	4,080	3,216	3,782	1,491	8,804	1,205	2,184	–6,255
Adjustments to reconcile net income to cash
Taxes	721	–29	550	752	–1,118	–1,185	–886	2,049
Earnings/dividends in JV and associated companies	452	783	658	1,817	1,290	1,193	579	8,707
Depreciation, amortization and impairment losses	2,209	2,172	2,227	2,428	2,315	2,401	2,394	2,779
Other	–1,201	–1,107	–291	472	–7,022	–466	413	–366

	6,261	5,035	6,926	6,960	4,269	3,148	4,684	6,914

Changes in operating net assets
Inventories	–3,462	–2,370	–2,619	5,208	–59	43	–650	3,418
Customer financing, current and non-current	196	195	–607	290	282	—	–164	–1,377
Trade receivables	–1,610	2,114	–2,769	565	3,722	–5,427	2,882	–2,280
Trade payables	–255	–834	–805	246	–2,713	1,717	–1,455	1,140
Provisions and post-employment benefits	–752	–485	–2,180	–2,278	–1,771	–353	–175	379
Other operating assets and liabilities, net	–3,284	2,126	3,694	–5,524	–2,999	–492	1,851	7,497

	–9,167	746	–5,286	–1,493	–3,538	–4,512	2,289	8,777

Cash flow from operating activities	–2,906	5,781	1,640	5,467	731	–1,364	6,973	15,691

Investing activities
Investments in property, plant and equipment	–980	–1,196	–1,294	–1,524	–1,648	–994	–1,461	–1,326
Sales of property, plant and equipment	97	58	59	172	309	–10	17	252
Acquisitions/divestments of subsidiaries and other operations, net 1)	–455	–507	–1,931	–235	–1,730	–110	–357	120
Product development	–269	–429	–257	–560	–251	–525	–435	–430
Other investing activities	179	–100	–769	–210	195	–520	1,652	213
Short-term investments	3,706	3,196	9,323	–1,533	–3,999	8,133	–938	–1,045

Cash flow from investing activities	2,278	1,022	5,131	–3,890	–7,124	5,974	–1,522	–2,216

Cash flow before financing activities	–628	6,803	6,771	1,577	–6,393	4,610	5,451	13,475

Financing activities
Dividends paid	—	–7,209	–241	–5	—	–8,252	–381	1
Other financing activities	1,240	–1,097	–10	828	–1,318	1,112	1,062	–1,609

Cash flow from financing activities	1,240	–8,306	–251	823	–1,318	–7,140	681	–1,608

Effect of exchange rate changes on cash	–720	211	278	14	–327	599	–1,994	–30

Net change in cash	–108	–1,292	6,798	2,414	–8,038	–1,931	4,138	11,837

Cash and cash equivalents, beginning of period	30,864	30,756	29,464	36,262	38,676	30,638	28,707	32,845

Cash and cash equivalents, end of period	30,756	29,464	36,262	38,676	30,638	28,707	32,845	44,682

1)	Includes payment of external loan of SEK -6.2 b. attributable to the acquisition of Telcordia in Q1 2012

Ericsson Fourth Quarter Report 2012	25

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee, (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2011, and should be read in conjunction with that annual report.

As from January 1, 2012, the Company has applied the following new or amended IFRSs and IFRICs:

•	Amendment to IAS 12 Income taxes: Deferred tax: Recovery of underlying assets

•	Amendments to IFRS 7 Financial instruments disclosures: Transfers of financial Assets

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no difference between IFRS effective as per December 31, 2012 and IFRS as endorsed by the EU.

Estimated impact due to amendment of IAS 19 Employee Benefits as from January 1st, 2013

The main amendment of IAS 19 is that the corridor method is eliminated. The Company implemented on January 1st 2006 the immediate and full recognition of actuarial gains/losses in other comprehensive income (OCI) meaning that the corridor method has not been applied by the Company as from that date.

Other main amendments of IAS 19 which impact the Company relate to:

•

The implementation of the net interest expense/(income), which integrates the interest cost and expected return on assets to be based on the discount rate used to calculate the defined benefit obligation. An analysis of fiscal year 2012 in relation to this amendment indicates an impact on pension costs for 2012 with an increase of approximately SEK0.4 (-0,1) billion.

•

The taxes to be incorporated into the defined benefit obligation and plan assets. This amendment relates to the Swedish special payroll taxes to be reclassified from other current liabilities to post-employment benefits with an estimated amount of SEK1.8 (1.8) billion as per 2012-12-31.

Ericsson Fourth Quarter Report 2012	26

NET SALES BY SEGMENT BY QUARTER

Segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, thus their sales are not included.

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	33,249	33,360	32,506	33,280	27,314	27,766	26,939	35,266
Global Services	17,435	19,036	20,438	26,975	20,631	24,074	24,296	28,042
Of which Professional Services	12,571	13,463	14,719	18,081	14,884	16,947	16,388	18,873
Of which Managed Services	4,924	4,724	5,304	6,046	5,708	6,468	6,306	6,752
Of which Network Rollout	4,864	5,573	5,719	8,894	5,747	7,127	7,908	9,169
Support Solutions	2,282	2,374	2,574	3,412	3,029	3,479	3,315	3,628

Total	52,966	54,770	55,518	63,667	50,974	55,319	54,550	66,936

	2011				2012
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	–9%	0%	–3%	2%	–18%	2%	–3%	31%
Global Services	–24%	9%	7%	32%	–24%	17%	1%	15%
Of which Professional Services	–25%	7%	9%	23%	–18%	14%	–3%	15%
Of which Managed Services	–8%	–4%	12%	14%	–6%	13%	–3%	7%
Of which Network Rollout	–21%	15%	3%	56%	–35%	24%	11%	16%
Support Solutions	–34%	4%	8%	33%	–11%	15%	–5%	9%

Total	–16%	3%	1%	15%	–20%	9%	–1%	23%

	2011				2012
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	35%	31%	25%	–9%	–18%	–17%	–17%	6%
Global Services	–4%	–5%	7%	18%	18%	26%	19%	4%
Of which Professional Services	–5%	–9%	7%	8%	18%	26%	11%	4%
Of which Managed Services	1%	–16%	1%	13%	16%	37%	19%	12%
Of which Network Rollout	0%	6%	7%	44%	18%	28%	38%	3%
Support Solutions	–1%	–2%	11%	–2%	33%	47%	29%	6%

Total	17%	14%	17%	1%	–4%	1%	–2%	5%

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	33,249	66,609	99,115	132,395	27,314	55,080	82,019	117,285
Global Services	17,435	36,471	56,909	83,884	20,631	44,705	69,001	97,043
Of which Professional Services	12,571	26,034	40,753	58,834	14,884	31,830	48,219	67,092
Of which Managed Services	4,924	9,648	14,952	20,998	5,708	12,176	18,482	25,234
Of which Network Rollout	4,864	10,437	16,156	25,050	5,747	12,875	20,782	29,951
Support Solutions	2,282	4,656	7,230	10,642	3,029	6,508	9,823	13,451

Total	52,966	107,736	163,254	226,921	50,974	106,293	160,843	227,779

Year to date,	2011				2012
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	35%	33%	30%	17%	–18%	–17%	–17%	–11%
Global Services	–4%	–4%	–1%	5%	18%	23%	21%	16%
Of which Professional Services	–5%	–7%	–3%	1%	18%	22%	18%	14%
Of which Managed Services	1%	–8%	–5%	–1%	16%	26%	24%	20%
Of which Network Rollout	0%	3%	5%	16%	18%	23%	29%	20%
Support Solutions	–1%	–2%	3%	1%	33%	40%	36%	26%

Total	17%	16%	16%	12%	–4%	–1%	–1%	0%

Ericsson Fourth Quarter Report 2012	27

OPERATING INCOME BY SEGMENT BY QUARTER

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	5,744	4,599	4,277	2,675	1,649	1,255	1,341	2,812
Global Services	1,146	1,030	1,757	1,611	1,267	1,362	1,835	1,762
Of which Professional Services	1,486	1,661	2,023	2,498	1,908	2,142	2,293	2,768
Of which Network Rollout	–340	–631	–266	–887	–641	–780	–458	–1,006
Support Solutions	–338	–267	90	11	–28	420	480	278
Unallocated 1)	–228	–204	164	–233	–97	–43	6	–133

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	6,324	5,158	6,288	4,064	2,791	2,994	3,662	4,719

Sony Ericsson 2)	71	–208	75	–1,137	7,691	347	–1	–11
ST-Ericsson	–564	–698	–702	–771	–1,395	–1,263	–565	–8,511

Subtotal Sony Ericsson and ST-Ericsson	–493	–906	–627	–1,908	6,296	–916	–566	–8,522

Total	5,831	4,252	5,661	2,156	9,087	2,078	3,096	–3,803

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	5,744	10,343	14,620	17,295	1,649	2,904	4,245	7,057
Global Services	1,146	2,176	3,933	5,544	1,267	2,629	4,464	6,226
Of which Professional Services	1,486	3,147	5,170	7,668	1,908	4,050	6,343	9,111
Of which Network Rollout	–340	–971	–1,237	–2,124	–641	–1,421	–1,879	–2,885
Support Solutions	–338	–605	–515	–504	–28	392	872	1,150
Unallocated 1)	–228	–432	–268	–501	–97	–140	–134	–267

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	6,324	11,482	17,770	21,834	2,791	5,785	9,447	14,166

Sony Ericsson 2)	71	–137	–62	–1,199	7,691	8,038	8,037	8,026
ST-Ericsson	–564	–1,262	–1,964	–2,735	–1,395	–2,658	–3,223	–11,734

Subtotal Sony Ericsson and ST-Ericsson	–493	–1,399	–2,026	–3,934	6,296	5,380	4,814	–3,708

Total	5,831	10,083	15,744	17,900	9,087	11,165	14,261	10,458

OPERATING MARGIN BY SEGMENT BY QUARTER

	2011				2012
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	17%	14%	13%	8%	6%	5%	5%	8%
Global Services	7%	5%	9%	6%	6%	6%	8%	6%
Of which Professional Services	12%	12%	14%	14%	13%	13%	14%	15%
Of which Network Rollout	–7%	–11%	–5%	–10%	–11%	–11%	–6%	–11%
Support Solutions	–15%	–11%	3%	0%	–1%	12%	14%	8%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	9%	11%	6%	5%	5%	7%	7%

	2011				2012
As percentage of net sales, Year to date	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	17%	16%	15%	13%	6%	5%	5%	6%
Global Services	7%	6%	7%	7%	6%	6%	6%	6%
Of which Professional Services	12%	12%	13%	13%	13%	13%	13%	14%
Of which Network Rollout	–7%	–9%	–8%	–8%	–11%	–11%	–9%	–10%
Support Solutions	–15%	–13%	–7%	–5%	–1%	6%	9%	9%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	11%	11%	10%	5%	5%	6%	6%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Includes gain on sale of Sony Ericsson SEK 7.7 b. in Q1 2012

Ericsson Fourth Quarter Report 2012	28

NET SALES BY REGION BY QUARTER

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
North America	13,162	12,324	12,096	11,203	12,775	12,987	14,037	16,950
Latin America	4,015	4,927	6,012	7,028	4,822	5,243	5,424	6,517
Northern Europe & Central Asia 1) 2)	3,365	4,552	3,527	3,781	2,292	3,358	2,697	2,998
Western & Central Europe 2)	4,806	4,342	4,612	5,270	4,306	4,094	3,630	5,448
Mediterranean 2)	4,799	5,543	5,225	8,240	4,620	6,214	5,401	7,064
Middle East	3,070	3,546	3,650	5,195	3,157	3,701	3,637	5,061
Sub Saharan Africa	2,212	2,214	2,519	3,218	2,200	2,791	2,800	3,558
India	3,169	2,798	2,273	1,522	1,421	1,700	1,737	1,602
China & North East Asia	8,633	9,025	9,662	10,889	9,154	8,423	8,373	10,246
South East Asia & Oceania	3,108	3,033	3,720	4,009	3,374	3,674	3,505	4,515
Other 1) 2)	2,627	2,466	2,222	3,312	2,853	3,134	3,309	2,977

Total	52,966	54,770	55,518	63,667	50,974	55,319	54,550	66,936

1) Of which Sweden	927	1,103	944	908	834	1,282	1,649	1,268
2) Of which EU	10,020	10,317	10,195	13,428	9,502	11,201	10,604	12,923

	2011				2012
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
North America	–6%	–6%	–2%	–7%	14%	2%	8%	21%
Latin America	–34%	23%	22%	17%	–31%	9%	3%	20%
Northern Europe & Central Asia 1) 2)	–30%	35%	–23%	7%	–39%	47%	–20%	11%
Western & Central Europe 2)	–19%	–10%	6%	14%	–18%	–5%	–11%	50%
Mediterranean 2)	–31%	16%	–6%	58%	–44%	35%	–13%	31%
Middle East	–34%	16%	3%	42%	–39%	17%	–2%	39%
Sub Saharan Africa	9%	0%	14%	28%	–32%	27%	0%	27%
India	11%	–12%	–19%	–33%	–7%	20%	2%	–8%
China & North East Asia	–9%	5%	7%	13%	–16%	–8%	–1%	22%
South East Asia & Oceania	–21%	–2%	23%	8%	–16%	9%	–5%	29%
Other 1) 2)	25%	–6%	–10%	49%	–14%	10%	6%	–10%

Total	–16%	3%	1%	15%	–20%	9%	–1%	23%

1) Of which Sweden	–21%	19%	–14%	–4%	–8%	54%	29%	–23%
2) Of which EU	–20%	3%	–1%	32%	–29%	18%	–5%	22%

	2011				2012
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
North America	39%	–6%	–6%	–20%	–3%	5%	16%	51%
Latin America	1%	17%	64%	16%	20%	6%	–10%	–7%
Northern Europe & Central Asia 1) 2)	46%	70%	49%	–22%	–32%	–26%	–24%	–21%
Western & Central Europe 2)	–8%	–2%	7%	–11%	–10%	–6%	–21%	3%
Mediterranean 2)	–5%	–2%	4%	19%	–4%	12%	3%	–14%
Middle East	–22%	–7%	34%	12%	3%	4%	0%	–3%
Sub Saharan Africa	–9%	–25%	40%	59%	–1%	26%	11%	11%
India	38%	107%	7%	–46%	–55%	–39%	–24%	5%
China & North East Asia	74%	96%	39%	15%	6%	–7%	–13%	–6%
South East Asia & Oceania	–12%	–17%	–3%	2%	9%	21%	–6%	13%
Other 1) 2)	37%	49%	19%	57%	9%	27%	49%	–10%

Total	17%	14%	17%	1%	–4%	1%	–2%	5%

1) Of which Sweden	–11%	11%	–8%	–22%	–10%	16%	75%	40%
2) Of which EU	–9%	–1%	5%	7%	–5%	9%	4%	–4%

Ericsson Fourth Quarter Report 2012	29

NET SALES BY REGION BY QUARTER (continued)

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
North America	13,162	25,486	37,582	48,785	12,775	25,762	39,799	56,749
Latin America	4,015	8,942	14,954	21,982	4,822	10,065	15,489	22,006
Northern Europe & Central Asia 1) 2)	3,365	7,917	11,444	15,225	2,292	5,650	8,347	11,345
Western & Central Europe 2)	4,806	9,148	13,760	19,030	4,306	8,400	12,030	17,478
Mediterranean 2)	4,799	10,342	15,567	23,807	4,620	10,834	16,235	23,299
Middle East	3,070	6,616	10,266	15,461	3,157	6,858	10,495	15,556
Sub Saharan Africa	2,212	4,426	6,945	10,163	2,200	4,991	7,791	11,349
India	3,169	5,967	8,240	9,762	1,421	3,121	4,858	6,460
China & North East Asia	8,633	17,658	27,320	38,209	9,154	17,577	25,950	36,196
South East Asia & Oceania	3,108	6,141	9,861	13,870	3,374	7,048	10,553	15,068
Other 1) 2)	2,627	5,093	7,315	10,627	2,853	5,987	9,296	12,273

Total	52,966	107,736	163,254	226,921	50,974	106,293	160,843	227,779

1) Of which Sweden	927	2,030	2,974	3,882	834	2,116	3,765	5,033
2) Of which EU	10,020	20,337	30,532	43,960	9,502	20,703	31,307	44,230

Year to date,	2011				2012
year-over-year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
North America	39%	13%	6%	–1%	–3%	1%	6%	16%
Latin America	1%	10%	26%	23%	20%	13%	4%	0%
Northern Europe & Central Asia 1) 2)	46%	59%	56%	25%	–32%	–29%	–27%	–25%
Western & Central Europe 2)	–8%	–5%	–1%	–4%	–10%	–8%	–13%	–8%
Mediterranean 2)	–5%	–3%	–1%	5%	–4%	5%	4%	–2%
Middle East	–22%	–15%	–2%	2%	3%	4%	2%	1%
Sub Saharan Africa	–9%	–18%	–3%	11%	–1%	13%	12%	12%
India	38%	63%	42%	13%	–55%	–48%	–41%	–34%
China & North East Asia	74%	85%	66%	47%	6%	0%	–5%	–5%
South East Asia & Oceania	–12%	–14%	–10%	–7%	9%	15%	7%	9%
Other1) 2)	37%	43%	35%	41%	9%	18%	27%	15%

Total	17%	16%	16%	12%	–4%	–1%	–1%	0%

1) Of which Sweden	–11%	–1%	–3%	–8%	–10%	4%	27%	30%
2) Of which EU	–9%	–5%	–2%	1%	–5%	2%	3%	1%

TOP 5 COUNTRIES IN SALES

	Q4		Jan - Dec
Country	2011	2012	2011	2012
UNITED STATES	17%	26%	21%	25%
JAPAN	5%	7%	6%	8%
CHINA	10%	6%	8%	6%
ITALY	5%	4%	4%	4%
BRAZIL	4%	3%	3%	3%

Ericsson Fourth Quarter Report 2012	30

NET SALES BY REGION BY SEGMENT

Since the segment ST-Ericsson is reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

Revenue from Telcordia is reported 50/50 between Segments Global Services and Support Solutions. In the regional dimension, all of Telcordia sales is reported in Support Solutions, except for North America where it is split 50/50. Multimedia brokering (IPX) was previously reported in each region in Segment Support Solutions. From Q1 2012 it is part of region “Other” in Segment Support Solutions.

	Q4 2012, SEK million				Jan - Dec 2012, SEK million
	Networks	Global Services	Support Solutions	Total	Networks	Global Services	Support Solutions	Total
North America	9,351	6,794	805	16,950	30,508	23,508	2,733	56,749
Latin America	2,881	3,237	399	6,517	9,762	10,601	1,643	22,006
Northern Europe & Central Asia	1,561	1,230	207	2,998	6,326	4,543	476	11,345
Western & Central Europe	2,342	2,929	177	5,448	6,156	10,614	708	17,478
Mediterranean	2,752	4,057	255	7,064	9,508	13,012	779	23,299
Middle East	2,465	2,066	530	5,061	6,752	7,336	1,468	15,556
Sub Saharan Africa	2,038	1,236	284	3,558	6,431	3,907	1,011	11,349
India	895	580	127	1,602	3,542	2,457	461	6,460
China & North East Asia	6,477	3,642	127	10,246	22,412	13,268	516	36,196
South East Asia & Oceania	2,540	1,881	94	4,515	7,992	6,569	507	15,068
Other	1,964	390	623	2,977	7,896	1,228	3,149	12,273

Total	35,266	28,042	3,628	66,936	117,285	97,043	13,451	227,779
Share of Total	53%	42%	5%	100%	51%	43%	6%	100%

	Q4 2012
Sequential change, percent	Networks	Global Services	Support Solutions	Total
North America	24%	16%	33%	21%
Latin America	14%	39%	–29%	20%
Northern Europe & Central Asia	3%	13%	111%	11%
Western & Central Europe	151%	16%	6%	50%
Mediterranean	38%	26%	38%	31%
Middle East	75%	13%	31%	39%
Sub Saharan Africa	29%	32%	1%	27%
India	–15%	–5%	65%	–8%
China & North East Asia	44%	–3%	–2%	22%
South East Asia & Oceania	45%	16%	–32%	29%
Other	–8%	–24%	–6%	–10%

Total	31%	15%	9%	23%

	Q4 2012
Year over year change, percent	Networks	Global Services	Support Solutions	Total
North America	86%	19%	76%	51%
Latin America	–12%	–6%	25%	–7%
Northern Europe & Central Asia	–3%	–40%	59%	–21%
Western & Central Europe	10%	3%	–39%	3%
Mediterranean	–26%	2%	–52%	–14%
Middle East	3%	–11%	8%	–3%
Sub Saharan Africa	6%	16%	22%	11%
India	38%	–28%	98%	5%
China & North East Asia	–12%	10%	–45%	–6%
South East Asia & Oceania	16%	17%	–56%	13%
Other	–35%	–369%	39%	–10%

Total	6%	4%	6%	5%

	Jan - Dec 2012
Year over year change, percent	Networks	Global Services	Support Solutions	Total
North America	6%	27%	103%	16%
Latin America	–15%	12%	65%	0%
Northern Europe & Central Asia	–35%	–10%	–6%	–25%
Western & Central Europe	–21%	3%	–27%	–8%
Mediterranean	–11%	10%	–42%	–2%
Middle East	–9%	7%	24%	1%
Sub Saharan Africa	10%	14%	16%	12%
India	–42%	–22%	–14%	–34%
China & North East Asia	–19%	34%	0%	–5%
South East Asia & Oceania	6%	18%	–29%	9%
Other	–14%	–844%	90%	15%

Total	–11%	16%	26%	0%

Ericsson Fourth Quarter Report 2012	31

PROVISIONS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Opening balance	9,744	9,529	9,335	8,065	6,265	5,930	5,318	5,243
Additions	1,304	2,032	633	838	1,003	616	810	4,582
Utilization/Cash out	–1,091	–1,908	–1,464	–1,524	–980	–850	–664	–981
Of which restructuring	–762	–1,220	–747	–494	–401	–342	–160	–267
Reversal of excess amounts	–88	–451	–556	–824	–370	–453	–95	–155
Reclassification, translation difference and other	–340	133	117	–290	12	75	–126	–51

Closing balance	9,529	9,335	8,065	6,265	5,930	5,318	5,243	8,638

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Opening balance	9,744	9,744	9,744	9,744	6,265	6,265	6,265	6,265
Additions	1,304	3,336	3,969	4,807	1,003	1,619	2,429	7,011
Utilization/Cash out	–1,091	–2,999	–4,463	–5,987	–980	–1,830	–2,494	–3,475
Of which restructuring	–762	–1,982	–2,729	–3,223	–401	–743	–903	–1,170
Reversal of excess amounts	–88	–539	–1,095	–1,919	–370	–823	–918	–1,073
Reclassification, translation difference and other	–340	–207	–90	–380	12	87	–39	–90

Closing balance	9,529	9,335	8,065	6,265	5,930	5,318	5,243	8,638

NUMBER OF EMPLOYEES

	2011				2012
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
North America	13,531	14,553	14,782	14,801	16,281	15,872	15,486	15,501
Latin America	7,394	9,875	10,315	11,191	11,538	11,176	10,920	11,219
Northern Europe & Central Asia 1)	21,339	21,451	21,083	20,987	21,341	21,457	21,334	21,211
Western & Central Europe	10,629	10,518	10,601	10,806	10,900	10,837	11,897	11,257
Mediterranean	10,907	11,069	11,521	11,645	11,858	11,986	12,321	12,205
Middle East	4,057	4,160	4,304	4,336	4,361	4,231	4,065	3,992
Sub Saharan Africa	1,644	1,637	1,891	2,283	2,317	2,277	1,669	2,014
India	7,448	8,563	9,672	11,535	12,567	12,644	13,269	14,303
China & North East Asia	10,111	11,601	12,313	12,567	13,016	13,233	13,853	14,157
South East Asia & Oceania	4,486	4,502	4,408	4,374	4,372	4,382	4,400	4,396

Total	91,546	97,929	100,890	104,525	108,551	108,095	109,214	110,255

1) Of which Sweden	17,771	17,930	17,588	17,500	17,767	17,890	17,768	17,712

INFORMATION ON INVESTMENTS IN ASSETS SUBJECT TO DEPRECIATION, AMORTIZATION, IMPAIRMENT AND WRITE-DOWNS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Additions
Property, plant and equipment	980	1,196	1,294	1,524	1,648	994	1,461	1,326
Capitalized development expenses	269	429	257	560	251	525	435	430
IPR, brands and other intangible assets	359	29	488	97	5,570	992	341	409

Total	1,608	1,654	2,039	2,181	7,469	2,511	2,237	2,165

Depreciation, amortization and impairment losses
Property, plant and equipment	841	821	827	1,057	914	982	1,035	1,081
Capitalized development expenses	232	240	263	267	245	259	265	555
IPR, brands and other intangible assets, etc.	1,136	1,111	1,137	1,104	1,156	1,160	1,094	1,143

Total	2,209	2,172	2,227	2,428	2,315	2,401	2,394	2,779

Ericsson Fourth Quarter Report 2012	32

OTHER INFORMATION

	Oct - Dec		Jan - Dec
	2011	2012	2011	2012
Number of shares and earnings per share
Number of shares, end of period (million)	3,273	3,305	3,273	3,305
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,011	3,043	3,011	3,043
Number of treasury shares, end of period (million)	63	85	63	85
Number of shares outstanding, basic, end of period (million)	3,211	3,220	3,211	3,220
Numbers of shares outstanding, diluted, end of period (million)	3,238	3,251	3,238	3,251
Average number of treasury shares (million)	64	86	68	76
Average number of shares outstanding, basic (million)	3,209	3,219	3,206	3,216
Average number of shares outstanding, diluted (million) 1)	3,237	3,251	3,233	3,247
Earnings per share, basic (SEK)	0.36	–2.01	3.80	1.80
Earnings per share, diluted (SEK) 1)	0.36	–1.99	3.77	1.78

1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share

Ratios
Days sales outstanding	—	—	91	86
Inventory turnover days	74	61	78	73
Payable days	52	45	62	57
Equity ratio (%)	—	—	51.8%	50.4%
Capital turnover (times)	1.4	1.5	1.2	1.3
Payment readiness, end of period	—	—	86,570	84,951
Payment readiness, as percentage of sales	—	—	38.1%	37.3%

Exchange rates used in the consolidation
SEK/EUR - average rate	—	—	9.02	8.70
- closing rate	—	—	8.92	8.58
SEK/USD - average rate	—	—	6.48	6.73
- closing rate	—	—	6.90	6.51

Other
Regional inventory, end of period,	19,921	19,353	19,921	19,353
Export sales from Sweden	25,060	30,201	116,507	106,997

Ericsson Fourth Quarter Report 2012	33

RESTRUCTURING CHARGES BY FUNCTION

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Cost of sales	–185	–257	–283	–506	–496	–389	–455	–885
Research and development expenses	–180	–208	–115	–58	–19	–107	–33	–693
Selling and administrative expenses	–8	–1,236	22	–170	–54	–98	–82	–136

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	–373	–1,701	–376	–734	–569	–594	–570	–1,714

Share in Sony Ericsson charges	—	—	—	–419	—	—	—	—
Share in ST-Ericsson charges	–15	–77	–17	–31	–30	–190	–46	–46

Subtotal Sony Ericsson and ST-Ericsson	–15	–77	–17	–450	–30	–190	–46	–46

Total	–388	–1,778	–393	–1,184	–599	–784	–616	–1,760

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Cost of sales	–185	–442	–725	–1,231	–496	–885	–1,340	–2,225
Research and development expenses	–180	–388	–503	–561	–19	–126	–159	–852
Selling and administrative expenses	–8	–1,244	–1,222	–1,392	–54	–152	–234	–370

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	–373	–2,074	–2,450	–3,184	–569	–1,163	–1,733	–3,447

Share in Sony Ericsson charges	—	—	—	–419	—	—	—	—
Share in ST-Ericsson charges	–15	–92	–109	–140	–30	–220	–266	–312

Subtotal Sony Ericsson and ST-Ericsson	–15	–92	–109	–559	–30	–220	–266	–312

Total	–388	–2,166	–2,559	–3,743	–599	–1,383	–1,999	–3,759

RESTRUCTURING CHARGES BY SEGMENT

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	–205	–1,039	–121	–235	–87	–167	–94	–905
Global Services	–166	–487	–254	–456	–473	–415	–441	–601
Of which Professional Services	–145	–361	–225	–264	–358	–302	–305	–371
Of which Network Rollout	–21	–126	–29	–192	–115	–113	–136	–230
Support Solutions	–2	–119	–6	–16	–9	–12	–29	–196
Unallocated	—	–56	5	–27	—	—	–6	–12

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	–373	–1,701	–376	–734	–569	–594	–570	–1,714

Sony Ericsson	—	—	—	–419	—	—	—	—
ST-Ericsson	–15	–77	–17	–31	–30	–190	–46	–46

Subtotal Sony Ericsson and ST-Ericsson	–15	–77	–17	–450	–30	–190	–46	–46

Total	–388	–1,778	–393	–1,184	–599	–784	–616	–1,760

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	–205	–1,244	–1,365	–1,600	–87	–254	–348	–1,253
Global Services	–166	–653	–907	–1,363	–473	–888	–1,329	–1,930
Of which Professional Services	–145	–506	–731	–995	–358	–660	–965	–1,336
Of which Network Rollout	–21	–147	–176	–368	–115	–228	–364	–594
Support Solutions	–2	–121	–127	–143	–9	–21	–50	–246
Unallocated	—	–56	–51	–78	—	—	–6	–18

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	–373	–2,074	–2,450	–3,184	–569	–1,163	–1,733	–3,447

Sony Ericsson	—	—	—	–419	—	—	—	—
ST-Ericsson	–15	–92	–109	–140	–30	–220	–266	–312

Subtotal Sony Ericsson and ST-Ericsson	–15	–92	–109	–559	–30	–220	–266	–312

Total	–388	–2,166	–2,559	–3,743	–599	–1,383	–1,999	–3,759

Ericsson Fourth Quarter Report 2012	34